Exhibit 6.12

1801 Century Park East

Suite 1201

Los Angeles, CA 90067

(310) 860-9975

http://clickstream.technology

GAME SHOW HOST AGREEMENT

THIS AGREEMENT is entered into this 25th day of March 2020, between Clickstream Corp. (“CLIS”) and Brian Baldinger (“Host”) in connection with the Game show to be entitled “________________________________” (the “Program”).

1.	ENGAGEMENT. CLIS hereby engages Host to render his exclusive non-broadcast services to CLIS during the term of this agreement (Agreement”), and Host hereby accepts such employment and undertakes to perform the duties and obligations of host of the Program. Non-broadcast shall mean not transmitted by radio or television signal.

2.	TERM AND TERMINATION. The term of this Agreement (the “Initial Term”) shall begin on the date hereof, and shall end on March 25th , 2022, and shall be renewed annually thereafter for one (1) year terms (each, an “Additional Term” and the Initial Term and all Additional Terms, shall be referred to collectively as the “Term”), unless and until either party provides sixty (60) days’ advance written notice prior to the end of the Initial Term or then-current Additional Term that such party declines to so extend the Term. In the absence of any material breach of this Agreement, should CLIS elect to terminate this Agreement prior to the end of the term, CLIS agrees to pay Host two months compensation per 3(B) below (“Early Termination”).

3.	COMPENSATION. On condition that Host shall fully and faithfully perform all of the material services, duties and obligations required hereunder with such services detailed in Exhibit “A” and that Host is not in material default hereunder, CLIS agrees to pay Host, and Host agrees to accept, as full and complete compensation for all services of Host and all rights herein granted and to be granted by Host to CLIS hereunder: (A) the sum of 3,000,000 shares of CLIS common stock upon execution of this Agreement (B) the sum of $2,000 per Month payable on the 1st day of each Month once the Program goes into production, (C) 20% of sponsorship Revenues directly introduced by Host or 5% if indirectly due to Hosts role as Host of the Program.

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4.	SERVICES EXCLUSIVE. Host shall render his non-broadcast services solely and exclusively to CLIS throughout the term hereof. The shooting schedule shall be proposed by CLIS, who shall endeavor to schedule production so that there is no conflict with Host’s other professional commitments. Host shall make himself reasonably available for production of episodes.

4.1 NAME AND LIKENESS - Host shall grant CLIS the exclusive non-broadcast right to use Host’s name, voice, likeness, image and/or biography in connection with the production, exhibition, advertising and other exploitation of the Program and all subsidiary and ancillary rights therein, in any and all media, including, without limitation, soundtrack recordings derived from the Program, App images, so-called “making of” programs, print publications, novelizations, merchandising and commercial tie-ups; provided, however, that in no event shall Host be depicted as using or endorsing any product, commodity or service without Host’s prior written consent.

4.2 STILL PHOTOGRAPHY - Host shall have the right to approve all still photographs in which Host appears which are issued by or under the direct control of CLIS in connection with the advertising, promotion or publicity of the Program or in connection with any merchandising item or commercial tie-up. Host shall advise CLIS of such approval or disapproval within three (3) business days after receipt of such materials by Host. Once a photograph is approved by Host, it shall be deemed approved for all purposes hereunder.

4.3 NON-PHOTOGRAPHIC LIKENESSES. Host shall have the right to approve all drawn or non-photographic likenesses of Host used in connection with the advertising, promotion or publicity of the Program or in connection with any merchandising item or commercial tie-up, which approval shall not be unreasonably withheld and shall not be exercised in a manner so as to frustrate the advertising, promotion or publicity campaign for the Program. If Host does not approve any likeness so submitted, Host shall notify CLIS within three (3) business days after receipt of such likeness by Host of Host’s disapproval and the specific reasons therefor. CLIS will then redraw the likeness and resubmit it to Host for Host’s approval. If Host does not approve of the resubmitted likeness, Host shall notify CLIS within three (3) business days of Host’s disapproval and the specific reasons therefor; provided, however, that Host shall not have the right to object to elements in the redrawn likeness which were in the originally submitted likeness and to which Host did not previously object. Provided CLIS then redraws such likeness in accordance with Host’s objections the likeness shall be deemed approved. The foregoing procedures shall be repeated one additional time if Host, in accordance with the foregoing, disapproves the resubmitted drawing. If Host does not specifically disapprove any likeness submitted within the applicable approval period, such likeness shall be deemed approved.

4.4 TRAVEL EXPENSES. The location for the Program is presently set to be Ft. Lauderdale. If the location for the Program is other than South Florida, CLIS will provide Host with one (1) round-trip first-class (if available, otherwise business-class) air transportation for Host (if available and on an if-used basis) between South Florida and the shooting location. While Host’s services are required by CLIS on location, CLIS will provide Host with a first-class hotel room (room and tax only), and a non-accountable expense allowance (per diem) of Seventy-Five Dollars ($75) per day. Such per diem shall be in lieu of reimbursement for any and all meals and all other incidental living expenses.

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4.5 PROMOTIONAL SERVICES. Subject to Host’s professional availability, Host shall render all services as, when and where reasonably required by CLIS in connection with publicity and promotion of the Program, including, without limitation, press conferences, interviews, photo sessions, premieres, television appearances and promotional tours. No additional compensation shall be payable to Host with respect to Host’s publicity and promotional services hereunder. If CLIS requires Host to render such promotional services at a place which is more than fifty (50) miles from Host’s principal residence in the Ft. Lauderdale, FL area, CLIS shall provide Host with a round-trip transportation for use by Host (first-class, if available and used and by air, if appropriate), first-class hotel accommodations (room and tax only), ground transportation and a non-accountable expense allowance in the amount of Seventy-Five Dollars ($75) per day.

4.6 SERVICES. Subject to the terms and conditions of this Agreement, Host shall render all services as are required by CLIS hereunder and all services as are customarily rendered by hosts in the television industry, as, when and where reasonably required by CLIS, and shall comply with all directions, requests, rules and regulations of CLIS in connection therewith, whether or not the same involve matters of artistic taste or judgment.

5.	RESULTS AND PROCEEDS.

5.1 WORK-MADE-FOR-HIRE. Host hereby grants to CLIS all rights of every kind and nature in, to and with respect to, the results and proceeds of Host’s services hereunder as a “work-made-for-hire” for CLIS. Host acknowledges that CLIS shall be the sole and exclusive owner of all right, title and interest in and to the Program, including, without limitation, the copyright therein, and of all the results and proceeds of Host’s services hereunder and shall have the right to use, exploit, advertise, exhibit and otherwise turn to account any or all of the foregoing in any manner and in any media, whether now known or hereafter devised, throughout the world, in perpetuity, in all languages, as CLIS, in its sole and unfettered discretion, shall determine. If for any reason it is determined that the results and proceeds of Host’s services hereunder are not a “work-made-for-hire”, then Host hereby grants to CLIS all right, title and interest in and to such results and proceeds, including copyright (and all rights therein).

5.2 DROIT MORAL. CLIS may, in its sole discretion, make any and all changes in, additions to, and deletions from the Program. Host hereby waives the benefits of any provision of law known as “droit moral” or any similar law which Host may have in any country of the world and Host agrees that Host will not institute, support, maintain, authorize or consent to any action or lawsuit on the ground that any version of the Program produced or exhibited by CLIS, its assignees or licensees, in any way constitutes an infringement of Host’s “droit moral” or contains unauthorized variations, alterations, modifications, changes or translations, and Host hereby indemnifies and holds CLIS harmless from and against any claim, action, proceeding or demand brought, maintained, prosecuted or made on any such ground by Host, or any other person (if the same be brought, made, prosecuted or maintained with Host’s consent or permission), and from and against any and all loss, cost or expense incurred by CLIS, its successors, licensees and assigns in connection therewith, including, but not limited to, attorneys’ fees and costs whether or not litigation is commenced.

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5.3 NO OBLIGATION TO PROCEED. Nothing herein contained shall in any way obligate CLIS to use Host’s services hereunder, to include the results and proceeds of Host’s services in the Program or to produce, exhibit, advertise or distribute the Program; provided, that nothing contained in this paragraph shall relieve CLIS of its obligation to pay Host the accrued and unpaid Basic Compensation specified herein at the times and in the manner and subject to the conditions and contingencies described herein, and CLIS’s obligations hereunder shall be deemed fully performed by payment thereof.

6.	DEFAULT.

6.1 SUSPENSION/TERMINATION. Upon any material breach or default by Host of any of the provisions of this Agreement, and subject to the reasonable right to cure any such breach upon receipt of written notice, CLIS shall have the right, exercisable at any time after such breach is not cured as aforesaid, to suspend Host’s engagement hereunder and/or to terminate this Agreement by so notifying Host in writing. For purposes hereof, it is agreed that the reasonable cure period for a breach or default during shooting of the Program shall be twenty-four (24) hours from the time Host receives written notice of such breach or default. CLIS’s election to suspend this Agreement shall not affect its right thereafter to terminate this Agreement. CLIS’s indemnification obligations shall survive the termination of this Agreement.

6.2 PAYMENTS. In the event of a suspension for default pursuant to this paragraph, CLIS’s obligation to make all payments described herein shall likewise be suspended, except for compensation theretofore accrued. In the event of a termination for default pursuant to this paragraph, no further compensation shall be payable to Host hereunder. The foregoing shall in no way limit any other remedy which CLIS may have against Host, including, without limitation, the right to recover all monies theretofore paid hereunder.

7.	FORCE MAJEURE.

7.1 SUSPENSION/TERMINATION. If the preparation or production of the Program is hampered, interrupted, or prevented due to an event of force majeure (as that term is customarily defined in the motion Program and television industries), including, without limitation, an act of God, war (whether declared or undeclared), riot, civil commotion, fire, casualty, strike, boycott, labor dispute, act of any federal, state or local authority, the death, incapacity of the director, a principal member of the cast of the Program, or other key personnel, or for any other similar or dissimilar reason beyond CLIS’s reasonable control, CLIS shall have the right on written notice to Host to suspend this Agreement while such event continues (and for such period after its abatement as may be required for CLIS to resume production of the Program). There may not be more than one (1) suspension for each force majeure event. If a suspension for force majeure continues for a period of eight (8) consecutive weeks, either CLIS or Host may terminate this Agreement at any time during the continuation of such suspension, provided, that if CLIS, within one (1) week after actual receipt of Host’s notice of termination, elects to end the suspension effective as of the date of said notice, this Agreement shall not be terminated. CLIS’s election to suspend this Agreement shall not affect its right thereafter to terminate this Agreement. CLIS shall only have the right to terminate/suspend Host if all other performers are similarly terminated/suspended. Host shall have the right to be reinstated if the production is subsequently resumed and any of the other performers are reinstated. If a suspension continues for more than two (2) weeks, Host may render services for others, but immediately upon the end of such suspension Host shall resume services hereunder.

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7.2 PAYMENTS. In the event of a suspension based on an event of force majeure pursuant to this paragraph, CLIS’s obligation to make the payments described herein shall likewise be suspended. In the event of a termination based on an event of force majeure pursuant to this paragraph, CLIS and Host shall each be released from all of their respective executory obligations hereunder and the compensation, if any, theretofore accrued to Host hereunder, when paid, shall be deemed payment in full of the compensation payable to Host hereunder.

8.	DISABILITY.

8.1 SUSPENSION/TERMINATION. If Host shall die or shall suffer any material mental and/or physical injury, impairment, sickness or other incapacity, or any physical disfigurement or any change in voice or appearance (any of the foregoing being referred as a “disability”) which materially detracts from Host’s performance of Host’s services to the full extent required by CLIS hereunder, CLIS shall have the right to suspend this Agreement while such disability continues. In the event such suspension shall last longer than two (2) consecutive days or four (4) days in the aggregate, CLIS shall have the right to terminate this Agreement. CLIS’s election to suspend this Agreement shall not affect its right thereafter to terminate this Agreement if the disability continues.

8.2 PAYMENTS. In the event of a suspension for disability pursuant to this paragraph, CLIS’s obligations to make the payments described herein shall likewise be suspended. In the event of a termination for disability pursuant to this paragraph, CLIS and Host shall each be released from all of their executory obligations hereunder and the compensation, if any, theretofore accrued to Host, shall be deemed payment in full of the compensation payable to Host hereunder.

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9.	EFFECT OF EXPIRATION OR TERMINATION. Notwithstanding anything to the contrary contained in this Agreement, neither the expiration nor the termination of this Agreement for any reason shall affect the ownership by CLIS of the results and proceeds of the services rendered by Host hereunder, or alter any of the rights or privileges of CLIS or any warranty, representation, covenant or undertaking on the part of Host hereunder.

10.	INJUNCTIVE RELIEF. Host acknowledges and agrees that the services to be rendered by Host hereunder are of a special, unique, unusual, extraordinary and intellectual character, making them difficult to replace and giving them a peculiar value, the loss of which cannot be reasonably compensated in damages in an action at law; that if Host breaches any provision of this Agreement, CLIS will be caused irreparable damage; and that, therefore, CLIS shall be entitled, as a matter of right, at its election, to seek to enforce this Agreement and all of the provisions hereof by injunction or other equitable relief.

11.	BREACH OF AGREEMENT. No act or omission of CLIS hereunder shall constitute an event of default or breach of this Agreement unless Host shall first notify CLIS in writing setting forth such alleged breach or default and CLIS shall not cure the same within five (5) business days after receipt of such notice. In the event of any breach by CLIS of this Agreement, Host shall be limited to Host’s remedies at law for damages, if any, and shall not have the right to terminate or rescind this Agreement or to enjoin or restrain in any way the production, distribution, advertising or exploitation of the Program, or any parts or elements thereof.

12.	INDEMNIFICATION. Host agrees at all times to defend, indemnify and hold CLIS, its parents, subsidiaries, affiliates, constituent corporations and its officers, directors, agents, successors, licensees, shareholders, consultants and assigns, harmless from and against any and all liabilities, losses, claims, demands, costs and expenses (including reasonable outside attorneys’ fees and costs, whether or not litigation is actually commenced) arising out of any breach of any representation, warranty or agreement made by Host under this Agreement. Host agrees that CLIS shall have the sole right to control the legal defense against any such claims, demands or litigation, including the right to select counsel of its choice and to compromise or settle any such claims, demands or litigation. CLIS agrees at all times to defend, indemnify and hold Host harmless from and against any and all liabilities, losses, claims, demands, costs and expenses (including reasonable attorneys’ fees and legal costs, whether or not litigation is actually commenced) arising out of its development, production, distribution or exploitation of the Program, except to the extent such liabilities arise from Host’s breach of this Agreement.

13.	REMEDIES. The remedies herein provided shall be deemed cumulative and the exercise of one shall not preclude the exercise of any other. Each of the parties specifically agree that the other party may seek to recover by appropriate action the amount of the actual damage caused them by any failure, refusal or neglect of the other party to keep and perform its agreements and warranties herein contained. No waiver by either of the parties hereto of any failure by the other party to keep or perform any covenant or condition of this Agreement shall be deemed to be a waiver of any preceding or succeeding breach of the same, or any other, covenant or condition.

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14.	COMMITMENTS TO OTHERS. Host shall have no right or authority to and shall not employ any person in any capacity, nor contract for the purchase or rental of any article or material, or make any commitment, agreement or obligation whereby CLIS shall be required to pay any monies or other consideration under any circumstances.

15.	PUBLICITY. Host warrants and agrees that Host shall not authorize the publication of any news story, magazine article or other publicity or information of any kind or nature relating to the Program or Host’s services hereunder or to CLIS or to any exhibitor or any distributor of the Program without the prior written consent of CLIS in each instance; provided, however, Host may issue personal publicity concerning Host in which the Program is mentioned incidentally, so long as such references to the Program are not derogatory.

16.	RIGHT TO WITHHOLD. CLIS shall have the right to deduct and withhold from any sums payable to Host hereunder any amounts required to be deducted and withheld by CLIS pursuant to any present or future law, ordinance or regulation of the United States of America, or of any state thereof or any subdivision of any state thereof, or of any other country, including, without limitation, any country wherein Host performs any of Host’s services hereunder, or pursuant to any present or future rule or regulation of any union or guild (if any) having jurisdiction over the services to be performed by Host hereunder. Any compensation so withheld by CLIS shall be paid to Host when and if it is legally permissible to do so.

17.	INSURANCE. CLIS shall have the right to apply for and take out, at CLIS’s expense, life, health, accident, cast or other insurance covering Host, in any amount CLIS deems necessary to protect CLIS’s interest hereunder. Host shall not have any right, title or interest in or to such insurance. Host shall assist CLIS in obtaining such insurance by submitting to usual and customary medical and other examinations (it being understood Host shall have the right to have Host’s own physician present at such examinations at Host’s sole expense), and by signing such applications, statements and other instruments as may be reasonably required by any insurance company.

18.	ASSIGNMENT. CLIS shall have the right to assign this Agreement, in whole or in part, in any manner and to any person, firm or corporation that CLIS shall determine but CLIS shall not be relieved of its obligations hereunder by reason of such assignment. Host shall not have the right to assign this Agreement.

19.	NOTICES. All notices required hereunder shall be in writing and shall be given either by personal delivery, telegram (toll prepaid), fax, or by registered or certified mail (postage prepaid), and shall be deemed given hereunder on the date delivered, telegraphed or faxed or a date forty-eight (48) hours after the date mailed. Until further notice, the addresses of the parties for purposes of notices and payments shall be as follows:

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CLIS:

1801 Century Park East

Suite 1201

Los Angeles, CA 90067

HOST:

Brian Baldinger

___________________

___________________

20.	MISCELLANEOUS. This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and shall not be modified except by a written document executed by all parties. This Agreement shall be governed by and construed pursuant to the laws of the State of Florida applicable to agreements executed and to be performed entirely therein. Paragraph headings are for the convenience of the parties only and shall have no legal effect or validity.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement the day and year first above written.

Clickstream Corporation (“CLIS”)

By:
Frank Magliochetti, CEO

Brian Baldinger (“Host”)

By:

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 Exhibit “A”

Services to be Provided

1.	CLIS shall prepare for Hosts review/approval 40 total questions consisting of 40 correct answers and 120 incorrect answers (“Content”) for 4 pre-recorded shows per month. Each show will consist of 10 questions consisting of 10 correct answers and 30 incorrect answers
2.	Weekly questions submitted by Monday 9:00 AM ET for your approval by Tuesday 9:00 AM ET.
3.	Film on Wednesday in Ft. Lauderdale. Time and exact location to be determined and mutually agreed upon. The filming will take approximately 1 hour per week
4.	The intent is to air the show Sunday night. The exact date & time has not yet been determined

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